Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

Slide 1:    Title Slide
Slide 2:     Welcome everyone to the Cresco Labs option exchange program presentation. My name is Jen Francis. (My name is Pam Chernoff) I am from Aon, and today we will be walking through the option exchange program that is starts this month. We are going to begin with a few disclaimer then talk about our agenda for today.
Slide 3:    Important disclaimers. Cresco cannot advise you on what to do. This is a financial decision that's entirely yours. Option exchanges are regulated by the SEC, which has strict legal requirements. If you ask for advice, we are required to say: Read through your materials, talk to an advisor. If you have general equity questions, you can email equity at crescolabs dot com (equity@crescolabs.com). We can answer questions as it relates to options, but you will need to handle the process of the options exchange without our input.
    Employees that are represented by the labor unions and covered by a collective bargaining agreement are not eligible to participate, except as provided for in their CBAs or otherwise negotiated.
And this is also very important: you must complete this process on time. If you miss it, it’s done. There is no way to modify or add an election after the close. You will receive an email confirmation with your election. Keep it for documentation. This is a one-time event – we won’t be repeating this offer again. It's only 20 business days long. Make time to review the materials as soon as possible. 20 business days goes quickly.
Slide 4:     First we have Introductions and an overview. We'll go over an overview of the option exchange program, how an option exchange works, the eligibility, we’re going to review the new option terms, considering your choice, Important disclaimers, and then questions and answers after that.
Slide 5:    Quick intro as to who I am. I have been in the stock plan space for over 20 years now, and I have done quite a few of these presentations where we talk about exchange programs. I have a degree of expertise. However, it’s important to note that does not mean that I can provide you any advice. It's actually part of the reason that I am here. I can't provide advice or answer specific questions about your unique situation, but I do have expertise and the ability to answer general questions about this type of program and answer questions that you have as long as it relates to the awards involved or the materials that Cresco has provided for you. I also want to make it clear that your colleagues and leaders at Cresco Labs cannot legally answer specific questions related to your financial situation and your program participation either. So, please plan to spend time reviewing the materials on your own and, if you have questions, speak with the people in your life who help you make financial decisions.
Slide 6:    Quick intro as to who I am. I have been in the stock plan space for over 20 years now, and I have done quite a few of these presentations where we talk about exchange programs. I have a degree of expertise. However, it’s important to note that does not mean that I can provide you any advice. It's actually part of the reason that I am here. I can't provide advice or answer specific questions about your unique situation, but I do

Page 1 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

have expertise and the ability to answer general questions about this type of program and answer questions that you have as long as it relates to the awards involved or the materials that Cresco has provided for you. I also want to make it clear that your colleagues and leaders at Cresco Labs cannot legally answer specific questions related to your financial situation and your program participation either. So, please plan to spend time reviewing the materials on your own and, if you have questions, speak with the people in your life who help you make financial decisions.
Slide 7:    Why is Cresco giving employees the opportunity to exchange their current equity awards? There are a few reasons…equity is a very important part of your total rewards package because it makes you an owner of Cresco Labs and rewards you for the company’s long-term success. Today, many stock options that have been granted to employees are underwater. Underwater means that the options’ exercise price is greater than the current stock price of Cresco. It is fairly normal for stock options to fluctuate in value and become “underwater.” They are granted at the current stock price – it is not uncommon for them to be underwater the next couple days after the grant. However, when options are significantly underwater because the stock price has dropped since the grant date, those options are no longer as valuable as a long-term reward. There’s still some value in the options – a wall street guy could calculate that value with a mathematical model. But you would need to wait for however long it takes for the stock price to go up above the exercise price to attain that value, which could take a while, if at all. Cresco Labs wants your equity awards to be an effective long-term reward for you.
This exchange is an offer to trade your underwater options for New stock options. The stock option exchange offer only applies to stock options with a $3.36or higher strike price. So anything that's lower than $3.36 is not eligible for this stock option exchange program. But for most grants above $3.36, you have the opportunity to consider exchanging your grants for new options at a lower exercise price. The exchange does not mean you will get the same number of New stock options back – the number of total options you receive back will be lower, but the value is designed where it can make sense. This can make your equity award’s value easier to understand and track. If you decide to exchange your existing options for new stock options, the new stock option grant will have a new vesting schedule and new expiration date so that’s also part of the deal.
Slide 8:    How an Option Exchange Works: Your Offer to Exchange Options for New Stock Options
Slide 9:    Your stock option exchange is an opportunity to exchange certain existing underwater options for new stock options. There are specific eligible grants. It's also not required – this is only an offer. You can retain all of your existing stock option grants exactly as they are now. That’s because there is not one right answer for everybody’s unique financial situation. I am not going to explicitly recommend you exchange your options. That is something that you have to work out on your own or with a financial advisor, and it is based on how you expect the company’s stock price to change and how you feel about your current options versus receiving new fewer, lower priced options and the overall structure of your equity related to things like the vesting schedule. Remember, an underwater option is an option whose exercise price is above the current trading price.

Page 2 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

But, yes, underwater options do have value. You would only be able to access that value when and if Cresco’s stock price goes higher than the exercise price on your option.
Slide 10:     The option exchange rate is set at the beginning of the exchange period. This ratio will stay the same for the entire exchange period. The ratio for you will depend on the exercise price on your options. We have different tiers – with different exchange rates that we’re going to talk about. If you participate in this program, the options you exchange will be cancelled and replaced by a new equity grant with fewer options, based on this ratio. But those new options will have a lower exercise price than what you originally had. For example, if your old option was priced at $6.00 and the exchange ratio is 1.50 to 1, this means for every 1.5 options you give back, we will issue you 1 new option at a lower exercise price.
Slide 11:     The offer is managed as a formal process called a tender offer. The offer is open from April 9th to May 6th. All elections must be made by 10:59pm Central Time / 11:59 PM Eastern time on May 6th. If you choose to exchange your existing options, the grant date of your new equity award will be on or around May 7th, subject to shareholder approval of the Option Exchange, which is expected to occur in June 2024. The exercise price and vesting schedule will be set based on that date. You’ll actually receive the new stock options in Siebert at a later date, pending approval of the program by shareholders at the company’s Annual General Meeting, by the end of June. If you do not choose to exchange your equity grants, then nothing changes for you. You can also change your mind and opt in or out of the program, as long as you make your final election by May 6th. When it closes, no more changes can be made. There are no exceptions.
Slide 12:     You received an email that linked to a website with option exchange materials. The big one and the most official of the bunch is the Offer to Exchange Eligible Options for New Stock Options document. This details all of the rules and requirements of the program and serves as your primary source of information. I say most official because these materials are filed with the SEC – FAQs, videos, this deck and even the script I am reading from. So, you’ll notice that some of the language is very legal. But we also have additional materials that are a little more ‘approachable.’ You’ve got several videos on the site and these education sessions, which are being recorded.
Slide 13:     Eligibility
Slide 14:    Eligible participants must be active employees through the option exchange period and must hold equity grants with an exercise price of $3.36 or more from the Cresco Labs equity incentive plans.
Slide 15:    Eligible options are held by an eligible employee and are outstanding and have a grant date exercise price of $3.36 or greater. Let’s talk for a minute about a few terms on this slide. Let’s start with options, which make up your equity grants. Options are contracts that give you the option – or choice – to purchase a company’s stock at a set price. The idea is that you get to buy stock when the stock price is higher than your option price, which means you get a great deal because you’re paying less for the stock that’s worth a higher value. Next, when you hear the words exercise price, option price, grant price, or strike price – know that they all mean the same thing, it is the price you pay for the option when you decide to exercise it, meaning you purchase Cresco Labs stock. An outstanding option is a grant of stock that has not yet been exercised or cancelled. The

Page 3 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

type of option is called a non-qualified stock option, or NQ for short. An NQ is a stock option that does not meet certain IRS criteria to qualify for special tax treatment. Therefore, you pay taxes on NQs at the time the option is exercised.
Slide 16:    Let’s understand your new stock option terms – the contractual conditions of the awards you would be given in the exchange.
Slide 17:    Again, exchange ratio is based on the option price of your original equity grant. If you agree to the exchange, your new stock option will be unvested on the grant date, even if the options you traded in were already vested. The expected grant date of your new stock option grant will be May 7, 2024, and your new price will be the higher of the closing price on grant date and the closing price on the day prior to grant. It is important to note that the new options will be granted subject to the receipt of stockholder approval of the Option Exchange, which is expected to occur in June. Your new options will expire 8 years from the grant date. The expiration date is the last day you can exercise your stock option, which means you use them to purchase Cresco Labs stock. If you do not exercise before this date, you lose your rights to exercise these options at all. The last term to discuss is the vesting schedule of your new equity option grant. The vesting period is the amount of time you must work for Cresco Labs before you completely own the entire equity grant. Usually vesting is done in stages over a period of years, so the percentage of the contract that you own will grow over time. If your original options were vested at the time of the exchange, your new options will take one year from the grant date to be 100% vested. This means you need to remain with Cresco Labs for this year before you fully own the new options contract. For options that were unvested at the time of the exchange, your new options will vest 50% one year from the grant date and the remaining 50% will vest two years from the grant date.
Slide 18:    I have already explained we are only dealing with options with an exercise price of $3.36 or more for this program. For options between $3.36 and $5.99, the exchange ratio is 1.5 to 1; if your exercise price is between $6.00 and $11.91 the exchange ratio is 1.75 to 1; and if the exercise price is $11.92 or above, the exchange ratio is 2.25 to 1.
Vesting for your new stock option will depend if the options you exchanged were vested or unvested. For the portion of your original options that were vested, your new exchanged options will vest 100% after one year. The portion of your original options that were unvested, your new exchanged options will vest 50% after year one and 50% after year two.
Slide 19:    This is an example of the exchange ratio. So this is important to understand we are working with the final numbers that were set before the exchange began.
So, why are there different exchange ratios? It’s all because the value of an underwater option depends on how deep underwater it is. So as an example, if the stock is currently trading at $4, an option with an exercise price of $10 is worth more than an option with an exercise price of $20. That’s because an option starts to become valuable when it has a lower price than the company stock price. That means it might take longer for the stock price to hit $20 and close that gap. The gap between the $4 stock price and the $10 option would likely close sooner. So, the option’s value is essentially how close your

Page 4 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

exercise price is to the current stock price – percentage-wise. Let’s look at an example. A participant who held 1,500 eligible options at a $10 exercise price would receive 857 new options if they accepted the exchange offer. The math is simple – it’s 1,500 eligible options just divided by 1.75. The new option grant would be for 857 stock options at a $2 exercise price.
Slide 20:     Let’s look at another example – this time looking at 2 awards. Elizabeth is eligible to exchange her two grants, which she received on different dates. How many new options would she receive if she chose to exchange each grant? Again – completely her call and she can make two different elections if she chooses.
Grant 1 has 500 stock options granted with a $4 exercise price, where 200 options are vested, and 300 options are unvested. Grant 2 has 1,200 stock options with a $8 exercise price and all options vested.
Grant 1 could be exchanged for 333 new options—that’s 500 divided by 1.5, which is that 1.5 to 1 ratio for the $3.36 to $5.99 exercise price range that I showed on the previous slide. All of the new options would be unvested as of the new grant date. Because she had both vested and unvested options, 133 new options will vest 100% after 1 year from the grant date, because she had 200 vested options, divided by 1.5. The remaining 200 options would vest over 2 years, so 50% after year 1 and the other 50% after year 2. The 200 options were calculated by taking her 300 unvested options divided by 1.5.
Grant 2 could be exchanged for 685 new options—that’s the 1.75 to 1 ratio from the previous slide. So 1,200 options divided by 1.75. All new options would be unvested as of the new grant date, these 685 new options will vest over 2 years, so 50% after year 1 and the other 50% after year 2.
Alternatively, Elizabeth could exchange one grant and not the other. You do not have to exchange all your eligible grants. She also can keep all of her options and not participate in the program.
Slide 21:    The timeline for the exchange looks like this. It’s open now. It closes Monday, May 6, 2024 at 10:59 pm Central Time / 11:59 p.m. Eastern time. The grant date for your new options is expected to be on May 7 2024, when the exchange offer closes, but the grant will be subject to stockholder approval of the Option Exchange, which is expected to occur in June 2024. In June, Siebert systems will be updated with your new grant paperwork.
Slide 22:    Here’s the process. An email with account registration details was sent to you on April 9th to your “primary email” that is listed in Wurk, from awardchoice@aon.com. If you wish to participate, click the URL, use the provided code to register your email address – you can only use your primary email address where you received the account registration email. You will get an authentication email to confirm your account. Log into the Exchange website and make your election. This site is where you’ll also find educational materials, like videos and FAQs that explain the process. You can login as many times as you want until May 6th. Once you have made your election, you will get an email confirmation, keep this for your records. You can go back and change your

Page 5 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

mind up until the election closes. Your current election is locked when the option exchange period closes. Once it’s locked, if you elected to participate, you'll get a grant notification email when it gets entered into Siebert. You will also see your current option canceled in the system, subject to the shareholder approval of the Option Exchange program.
Slide 23:    Considering your choice
Slide 24:    It’s your choice if you want to participate in this program. You can keep your current options or exchange them for new options. If you have more than one stock option grant, you can decide which grant you want to exchange. There’s a breakeven point you may want to examine for each of your grants. For example, let’s look at these two grants. On the left, you have 1,500 original options with a $6.00 exercise price. If you exchange these options, that has an exchange ratio of 1.5 to 1, your new grant could look like this, 1,000 new options at an exercise price of $2.32.
On the right, the example shows an original option granted at $11.00, also for 1,500 options, using a exchange ratio of 1.75 to 1, your new grant could look like this, 857 new options at an exercise price of $2.32.
To give you an idea of what that breakeven looks like we have a graph displayed. Breakeven on the first award is when Cresco Labs’s stock price hits $13.36. You’ll see the point at which the award values intersect. So, the Cresco stock price would need to be $13.36 for this option to breakeven. For the second option, you’ll see the breakeven point is $22.57. Showing that every option with a different exercise price and ratio will have different breakeven points.
Slide 25:    Let’s jump into a demo of the exchange website. Remember you want to look for that email from awardchoice at aon dot com to get your registration instructions.
    Demo script:
This website is quite simple. Across the top, we have 4 links for pages – Home, Document Library, My Options and Logout. The home page shows you a snapshot of your options that are eligible to be exchanged.
The document library shows the official legal exchange documents, has a copy of this PowerPoint deck, and other documents related to the program. I strongly recommend you review this material in detail. My Options is where all the work gets done. On the left side you have your existing options that are eligible for the exchange. On the right side, you have the ratios applied and the number of new stock option grant you would receive if you decide to make the trade. The last column shows ‘do not exchange’ as the default, and this is where you would select your grants to exchange. I will select one. Here you will get a pop up – another view, but you have not confirmed yet. I will confirm and submit. The dot lets you know it’s working. And you exit to the home page. Here you will see the highlighted row – that is the one I selected. This helps you see visually that it is different than the others. If I go back to my options – same thing, except now the default for this one is exchange. If I exit and come back in a week, this will still be

Page 6 of #NUM_PAGES#

Exhibit (a)(1)(I)
Cresco – Stock Option Exchange Program Presentation

there. We want it to be easy to know if you exchanged everything or nothing or split your decision.
You will also get an email with the confirmation from awardchoice at aon dot come within a minute or 2. You will receive an email every time you submit changes during this period.
Slide 26:    Important disclaimers. Cresco cannot advise you on what to do. This is a financial decision that's entirely yours. Option exchanges are regulated by the SEC, which has strict legal requirements. If you ask for advice, we are required to say: Read through your materials, talk to an advisor. If you have general equity questions, you can email equity at crescolabs dot com (equity@crescolabs.com). We can answer questions as it relates to options, but you will need to handle the process of the options exchange without our input.
Employees that are represented by the labor unions and covered by a collective bargaining agreement are not eligible to participate, except as provided for in their CBAs or otherwise negotiated.
And this is also very important: you must complete this process on time. If you miss it, it’s done. There is no way to modify or add an election after the close. You will receive an email confirmation with your election. Keep it for documentation. This is a one-time event – we won’t be repeating this offer again. It's only 20 business days long. Make time to review the materials as soon as possible. 20 business days goes quickly.
Slide 27:    With those caveats, you can send questions to equity@crescolabs.com if they come up. We will also open it up for questions at this time. Remember – nothing on what to do or what’s right for you, but anything truly factual about the process or the award types we can definitely answer questions.            Thank you very much for your time.

Page 7 of #NUM_PAGES#